FS-1.3 Page 1 of 2
CONECTIV CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2004	December 31, 2003

	(Dollars in Millions)
ASSETS

Current Assets
Cash and cash equivalents	$ 29.4	$ 70.3
Restricted cash	20.2	9.0
Restricted funds held by trustee	46.1	8.3
Accounts receivable, net of allowances of $17.1 million and $20.2 million, respectively	746.3	659.8

Fuel, materials and supplies, at average cost	144.2	148.6
Prepaid expenses and other	37.2	28.6
Total Current Assets	1,023.4	924.6

Investments and Other Assets
Goodwill	313.1	313.1
Regulatory assets	1,239.0	1,329.3
Investment in financing trusts	-	2.9
Prepaid pension costs	110.5	109.3
Other	209.2	216.5
Total Investments and Other Assets	1,871.8	1,971.1

Property, Plant and Equipment
Property, plant and equipment	6,051.3	6,033.8
Accumulated depreciation	(1,914.1)	(1,953.5)
Net Property, Plant, and Equipment	4,137.2	4,080.3

Total Assets	$ 7,032.4	$ 6,976.0

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FS-1.3 Page 2 of 2
CONECTIV CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2004	December 31, 2003

	(Dollars in Millions)
CAPITALIZATION AND LIABILITIES

Current Liabilities
Short-term debt	$ 1,496.2	$ 1,136.8
Debentures issued to financing trust	-	25.8
Accounts payable and accrued liabilities	403.7	449.7
Capital lease obligations due within one year	0.2	0.2
Interest and taxes accrued	65.4	33.8
Derivative instruments	73.0	52.9
Other	128.1	113.0
Total Current Liabilities	2,166.6	1,812.2

Deferred Credits
Regulatory liabilities	261.7	270.8
Income taxes	1,063.7	1,059.8
Investment tax credits	40.6	43.0
Other postretirement benefits obligation	97.6	97.1
Other	134.4	162.9
Total Deferred Credits	1,598.0	1,633.6

Long-Term Liabilities
Long-term debt	901.3	1,240.2
Transition bonds issued by ACE Funding	531.7	551.3
Debentures issued to Financing Trusts	-	72.2
Capital lease obligations	0.2	0.4
Total Long-Term Debt and Capital Lease Obligations	1,433.2	1,864.1

Redeemable Serial Preferred Stock	27.9	27.9

Commitments and Contingencies

Shareholders' Equity
Common stock: $0.01 per share par value; 1,000 shares authorized, shares outstanding - - 100;	-	-

Premium on stock	1,488.2	1,488.2
Capital stock expense	(7.0)	(7.0)
Accumulated other comprehensive income	24.6	18.3
Retained income	300.9	138.7
Total Shareholders' Equity	1,806.7	1,638.2

Total Liabilities and Shareholder's Equity	$ 7,032.4	$ 6,976.0